PRICING TERM SHEET Dated as of November 14, 2012

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-166303

Relating to the

Preliminary Prospectus Supplements dated November 13, 2012 to the

Prospectus dated November 13, 2012

AK Steel Corporation

Offering of

$150,000,000 aggregate principal amount of

5.00% Exchangeable Senior Notes due 2019

Fully and Unconditionally Guaranteed by AK Steel Holding Corporation

(the “Exchangeable Notes Offering”)

and

AK Steel Holding Corporation

Offering of

22,000,000 shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

This pricing term sheet relates to the Exchangeable Notes Offering and Common Stock Offering described below and should be read together with (i) the preliminary prospectus supplement dated November 13, 2012 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Exchangeable Notes Offering (the “Exchangeable Notes Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated November 13, 2012 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement,” and, together with the Exchangeable Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”). The information in this term sheet supersedes the information in each Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement.

The Exchangeable Notes Offering and the Common Stock Offering

Trade Date:	November 15, 2012

Settlement Date:	November 20, 2012

NYSE Closing Sale Price on November 14, 2012:	$4.02 per share of common stock of AK Steel Holding Corporation (NYSE: AKS) (“AK Holding”)

Exchangeable Notes Offering

Exchangeable Notes Issuer:	AK Steel Corporation (“AK Steel” and, together with AK Holding, the “Company”)

Notes:	5.00% Exchangeable Senior Notes due 2019

Parent Guarantee:	The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by AK Holding, the direct parent of AK Steel, as described in the Exchangeable Notes Preliminary Prospectus Supplement.

Offering Size:	$150,000,000 ($172,500,000 if the underwriters for the Exchangeable Notes Offering exercise their option to purchase additional Notes in full)

Maturity Date:	November 15, 2019, subject to earlier exchange or repurchase

Public Offering Price:	100% of principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3.00% of principal amount

Interest Rate:	5.00% per annum accruing from the Settlement Date, payable semi-annually in arrears on May 15 and November 15 each year, beginning on May 15, 2013

Exchange Premium:	Approximately 35% above the Public Offering Price for the Common Stock Offering

Initial Exchange Rate:	185.1852 shares of common stock of AK Holding (“AK Holding Common Stock”) per $1,000 principal amount of Notes

Initial Exchange Price:	Approximately $5.40 per share of AK Holding Common Stock

Use of Proceeds:	AK Steel estimates that the proceeds from the Exchangeable Notes Offering will be approximately $144.6 million (or $166.4 million if the underwriters for the Exchangeable Notes Offering exercise their option to purchase additional Notes in full), after deducting fees and estimated expenses. The Company intends to use the net proceeds from the Exchangeable Notes Offering, together with the net proceeds from the Common Stock Offering and a concurrent offering by AK Steel of $350.0 million of Senior Secured Notes (the “Senior Secured Notes Offering”), to repay borrowings under AK Steel’s credit facility and the remainder, if any, for general corporate purposes.

Adjustment to Shares Delivered upon Exchange upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below. The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the exchange rate of the Notes is otherwise adjusted as described in the Exchangeable Notes Preliminary Prospectus Supplement.

	Stock price
Effective date	$4.00	$4.50	$5.00	$6.00	$7.00	$8.00	$10.00	$12.50	$15.00	$17.50	$20.00
November 20, 2012	64.8148	55.9939	45.5778	31.6005	22.7261	16.6496	9.1770	4.3243	1.8419	0.5601	0.0271
November 15, 2013	64.8148	55.9939	45.5778	31.5118	22.4591	16.3212	8.8646	4.0997	1.7001	0.4839	0.0133
November 15, 2014	64.8148	55.9939	45.4378	30.9488	21.7622	15.6202	8.2903	3.7179	1.4699	0.3645	0.0032
November 15, 2015	64.8148	55.6064	44.6006	29.7186	20.4798	14.4269	7.3903	3.1541	1.1435	0.2077	0.0000
November 15, 2016	64.8148	54.2930	42.7562	27.4993	18.3344	12.5236	6.0529	2.3794	0.7333	0.0555	0.0000
November 15, 2017	64.8148	51.3337	39.1392	23.5951	14.7894	9.5374	4.1431	1.3890	0.2716	0.0000	0.0000
November 15, 2018	64.8148	45.8535	32.4996	16.7306	8.9718	5.0309	1.7458	0.4014	0.0007	0.0000	0.0000
November 15, 2019	64.8148	37.0370	14.8148	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the exchange rate; and

•

if the stock price is less than $4.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the exchange rate.

Notwithstanding the foregoing, in no event will the exchange rate per $1,000 principal amount of Notes exceed 250.0000, subject to adjustment in the same manner as the exchange rate as set forth under “Description of Notes—Exchange Rights—Exchange Rate Adjustments” in the Exchangeable Notes Preliminary Prospectus Supplement.

CUSIP/ISIN:	001546 AP5 / US001546AP59

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Citigroup Global Markets, Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Barclays Capital Inc. PNC Capital Markets LLC

Common Stock Offering

Common Stock Issuer:	AK Holding

Securities Offered:	AK Holding Common Stock

Shares Offered:	22,000,000 shares of AK Holding Common Stock (or 25,300,000 shares if the underwriters’ option to purchase 3,300,000 additional shares is exercised in full)

Public Offering Price:

$4.00 per share of AK Holding Common Stock

$88,000,000 in aggregate (or $101,200,000 if the underwriters for the Common Stock Offering exercise their option to purchase 3,300,000 additional shares in full)

Shares of AK Holding Common Stock Outstanding Following the Common Stock Offering:	132,630,247 shares (or 135,930,247 if the underwriters for the Common Stock Offering exercise their option to purchase 3,300,000 additional shares in full)

Use of Proceeds:	AK Holding estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and estimated offering expenses payable by AK Holding, will be approximately $83.5 million, or $96.1 million if the underwriters for the Common Stock Offering exercise their option to purchase additional shares of AK Holding Common Stock in full. The Company intends to use the net proceeds from the Common Stock Offering, together with the net proceeds from the Senior Secured Notes Offering and the Exchangeable Notes Offering, to repay borrowings under AK Steel’s credit facility and the remainder, if any, for general corporate purposes.

Underwriting Discount:	$0.18 per share

Joint Book-Running Managers:	J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Co-Managers:	PNC Capital Markets LLC Piper Jaffray & Co.

Capitalization:

The following table sets forth the cash and cash equivalents and capitalization as of September 30, 2012 of AK Holding and its consolidated subsidiaries, including AK Steel:

•	on an actual basis; and

•

as adjusted to give effect to the issuance and sale of the Notes offered under the Exchangeable Senior Notes Offering, the AK Holding Common Stock offered under the Common Stock Offering and the Senior Secured Notes offered under the concurrent Senior Secured Notes Offering and the application of the net proceeds of each such sale and assuming no exercise of the option of the underwriters for the Exchangeable Notes Offering or the Common Stock Offering to purchase additional Notes or shares of AK Holding Common Stock, as the case may be.

	Actual	As adjusted
	(Dollars in millions)
Cash and cash equivalents(1)	$47.1	$174.1

Short-term debt:
Borrowings under Credit Facility classified as short-term	$42.0	$—
Current portion of long-term debt	0.7	0.7
Long-term debt (excluding current portions):
Credit Facility(1)	400.0	—
7.625% Senior Notes due May 2020	550.0	550.0
8.375% Senior Notes due April 2022	300.0	300.0
Industrial Revenue Bonds Due 2012 through 2028	100.3	100.3
Senior Secured Notes	—	350.0
Exchangeable Senior Notes(2)	—	150.0
Unamortized debt discount	(0.8)	(0.8)

Total debt	$1,392.2	$1,450.2

Equity (deficit):
Preferred stock, authorized 25,000,000 shares	$—	$—
Common stock, authorized 200,000,000 shares of $.01 par value each (issued 123,779,646 on an actual basis and 145,779,646 shares on an as adjusted basis; outstanding 110,630,790 on an actual basis and 132,630,790 shares on an as adjusted basis)	1.2	1.2
Additional paid-in capital	1,933.7	2,016.0
Treasury stock	(173.3)	(173.3)
Accumulated deficit	(2,173.9)	(2,173.9)
Accumulated other comprehensive income (loss)	(22.2)	(22.2)

Total AK Holding stockholders’ equity (deficit)	(434.5)	(352.2)
Noncontrolling interests	20.6	20.6

Total equity (deficit)	$(413.9)	$(331.6)

Total capitalization	$978.3	$1,118.6

(1)	As of November 13, 2012, cash and cash equivalents and borrowings under the Credit Facility were approximately $153.0 million and $490.0 million, respectively.
(2)	Reflects the issuance of $150.0 million aggregate principal amount of AK Steel’s 5.00% Exchangeable Senior Notes due 2019. In accordance with ASC 470-20, exchangeable debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-exchangeable debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in paid-in capital. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that AK Steel is required to repay, and the amount shown in the table above for the Notes is the aggregate principal amount of the Notes and does not reflect the debt discount that AK Steel will be required to recognize or the related increase in paid-in capital.

The Exchangeable Notes Issuer and the Common Stock Issuer (together, the “Issuers”) have filed a registration statement (including a prospectus dated November 13, 2012 and the Preliminary Prospectus Supplements dated November 13, 2012) with the Securities and Exchange Commission, or SEC, for the Exchangeable Notes Offering and the Common Stock Offering, to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuers have filed with the SEC for more complete information about the Issuers and the Exchangeable Notes Offering and Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuers or any underwriter or dealer participating in the Exchangeable Notes Offering or the Common Stock Offering will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting:

Exchangeable Notes Preliminary Prospectus Supplement: Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, 800-221-1037, or email: newyork.prospectus@credit-suisse.com; J.P. Morgan Securities LLC, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, 866-803-9204; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, 800-831-9146; Wells Fargo Securities, LLC, Attn: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, 800-326-5897, or email: cmclientsupport@wellsfargo.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, 866-718-1649, or email: prospectus@morganstanley.com or BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, or email: dg.prospectus_requests@baml.com; or

Common Stock Preliminary Prospectus Supplement: J.P. Morgan Securities LLC, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, 866-803-9204; Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, 800-221-1037, or email: newyork.prospectus@credit-suisse.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, 866-718-1649, or email: prospectus@morganstanley.com; Wells Fargo Securities, LLC, Attn: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, 800-326-5897, or email: cmclientsupport@wellsfargo.com; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, 800-503-4611, or email: prospectus.cpdg@db.com; or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, 866-471-2526, facsimile: 212-902-9316, or email: prospectus-ny@ny.email.gs.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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